UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d‑1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

ONEWATER MARINE INC.
(Name of Issuer)

CLASS A COMMON STOCK, $.01 PAR VALUE
(Title of Class of Securities)

68280L 101
(CUSIP Number)

PHILIP AUSTIN SINGLETON, JR.
CHIEF EXECUTIVE OFFICER
ONEWATER MARINE INC.
6275 LANIER ISLANDS PARKWAY
BUFORD, GEORGIA 30518
(678) 541-6300

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 30, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Philip Austin Singleton, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
56,138 (a)(b)

	8	SHARED VOTING POWER
1,433,310 (c)

	9	SOLE DISPOSITIVE POWER
56,138 (a)(b)

	10	SHARED DISPOSITIVE POWER
1,433,310 (c)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,489,448

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.2% (d)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(a) Includes 56,138 shares of Class A common stock, par value $0.01 per share (“Class A Common Stock”) of OneWater Marine Inc. (the “Issuer”), each such share of Class A Common Stock held directly by Mr. Singleton and over which he exercises sole voting and dispositive power.

Page 2 of 14 Pages

(b) Does not include 80,217 unvested restricted stock units, which do not settle within 60 days of September 30, 2021. Until settled, Mr. Singleton has no voting or dispositive power over the Class A common stock underlying the restricted stock units.
(c) Includes (i) 611,371 shares of Class A Common Stock held directly by Auburn OWMH, LLLP (“Auburn LLLP”), (ii) 345,678 shares of Class A Common Stock held directly by the Philip Singleton Irrevocable Trust, dated December 24, 2015 (the “12/24 Trust”) and (iii) 476,261 shares of Class A Common Stock held directly by the Austin Singleton Irrevocable Trust, dated December 30, 2015 (the “12/30 Trust”). The general partner of Auburn LLLP is Singleton Asset Management, LLC (“Singleton LLC”), for which Mr. Singleton’s spouse, Michelle Singleton, is the Manager and has voting and investment control over shares held by Auburn LLLP. The 12/24 Trust has independent trustees, but Mr. Singleton may be deemed to have voting and investment control over shares held by the 12/24 Trust. The 12/30 Trust has independent trustees, but Mr. Singleton may be deemed to have voting and investment control over shares held by the 12/30 Trust.
(d) Based on an estimate of 13,255,551 shares of Class A Common Stock outstanding on September 30, 2021.

Page 3 of 14 Pages

1	NAMES OF REPORTING PERSONS
Michelle Singleton

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
611,371 (a)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
611,371 (a)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
611,371

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.6% (b)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(a) Includes 611,371 shares of Class A Common Stock held directly by Auburn LLLP. The general partner of Auburn LLLP is Singleton LLC, for which Mrs. Singleton is the Manager and has voting and investment control over shares held by Auburn LLLP.
(b) Based on an estimate of 13,255,551 shares of Class A Common Stock outstanding on September 30, 2021.

Page 4 of 14 Pages

1	NAMES OF REPORTING PERSONS
Auburn OWMH, LLLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
611,371 (a)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
611,371 (a)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
611,371

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.6% (b)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(a) Includes 611,371 shares of Class A Common Stock held directly by Auburn LLLP. The general partner of Auburn LLLP is Singleton LLC, for which Mrs. Singleton is the Manager and has voting and investment control over shares held by Auburn LLLP.
(b) Based on an estimate of 13,255,551 shares of Class A Common Stock outstanding on September 30, 2021.

Page 5 of 14 Pages

1	NAMES OF REPORTING PERSONS
Singleton Asset Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
611,371 (a)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
611,371 (a)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
611,371

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.6% (b)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(a) Includes 611,371 shares of Class A Common Stock held directly by Auburn LLLP. The general partner of Auburn LLLP is Singleton LLC, for which Mrs. Singleton is the Manager and has voting and investment control over shares held by Auburn LLLP.
(b) Based on an estimate of 13,255,551 shares of Class A Common Stock outstanding on September 30, 2021.

Page 6 of 14 Pages

1	NAMES OF REPORTING PERSONS
Philip Singleton Irrevocable Trust, dated December 24, 2015

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
345,678 (a)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
345,678 (a)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
345,678

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.6% (b)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(a) Includes 345,678 shares of Class A Common Stock held directly by the 12/24 Trust. The 12/24 Trust has independent trustees, but Mr. Singleton may be deemed to have voting and investment control over shares held by the 12/24 Trust.
(b) Based on an estimate of 13,255,551 shares of Class A Common Stock outstanding on September 30, 2021.

Page 7 of 14 Pages

1	NAMES OF REPORTING PERSONS
Austin Singleton Irrevocable Trust, dated December 30, 2015

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
476,261 (a)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
476,261 (a)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
476,261

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.6% (b)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(a) Includes 476,261 shares of Class A Common Stock held directly by the 12/30 Trust. The 12/30 Trust has independent trustees, but Mr. Singleton may be deemed to have voting and investment control over shares held by the 12/30 Trust.
(b) Based on an estimate of 13,255,551 shares of Class A Common Stock outstanding on September 30, 2021.

Page 8 of 14 Pages

ITEM 1.	SECURITY AND ISSUER.

This Schedule 13D relates to the Class A common stock, par value $0.01 per share (the “Class A Common Stock”), of OneWater Marine Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 6275 Lanier Islands Parkway Buford, Georgia 30518.

ITEM 2.	IDENTITY AND BACKGROUND.

The reporting persons filing this Schedule 13D are Philip Austin Singleton, Jr., his spouse Michelle Singleton, Singleton Asset Management, LLC, a Florida limited liability company (“Singleton LLC”), Auburn OWMH, LLLP, a Delaware limited liability limited partnership (“Auburn LLLP”), the Philip Singleton Irrevocable Trust, dated December 24, 2015 (the “12/24 Trust”) and the Austin Singleton Irrevocable Trust, dated December 30, 2015 (the “12/30 Trust”). The general partner of Auburn LLLP is Singleton LLC, for which Mrs. Singleton is the Manager and has voting and investment control over the Class A Common Stock held by Auburn LLLP and for which Mr. Singleton is the Chief Executive Officer. The 12/24 Trust and 12/30 Trust (together, the “Trusts”) each have three independent co-trustees, Nancy Shields, Scott Beville and Darrell Lamb, who can act only by majority consent, but Mr. Singleton may be deemed to have voting and investment control over shares held by the Trusts.

6275 Lanier Islands Parkway, Buford, Georgia 30518 may be used as the business address of Mr. Singleton, Mrs. Singleton, Auburn LLLP, Singleton LLC, and the Trusts.

Mr. Singleton’s principal occupation is Chief Executive Officer of the Issuer, a premium recreational boat retailer. Mrs. Singleton’s principal occupation is business manager. The principal business of each of Auburn LLLP, Singleton LLC, and the Trusts is to hold family investments.

Mr. Singleton and Mrs. Singleton are citizens of the United States, Singleton LLC is a Florida limited liability company, Auburn LLLP is a Delaware limited liability limited partnership, and each of the Trusts is a trust organized under the laws of Florida.

None of Mr. Singleton, Mrs. Singleton, Singleton LLC, Auburn LLLP, and the Trusts have, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Item 2, Item 4, Item 5 and Item 6 is hereby incorporated by reference in its entirety.

Prior to the Issuer’s initial public offering of Class A Common Stock (the “IPO”), each of Mr. Singleton, Auburn LLLP, the 12/24 Trust and the 12/30 Trust held an equity interest in One Water Marine Holdings, LLC (“OneWater LLC”), which was acquired in connection with the founding of the Issuer. Pursuant to the reorganization that occurred in connection with the Issuer’s IPO, each holder’s equity ownership in OneWater LLC was converted into newly issued common units in OneWater LLC (the “Common Units”), together with an equal number of shares of Class B common stock, par value $0.01 per share (the “Class B Common Stock”) of the Issuer. At the request of the holder, each Common Unit of OneWater LLC may be coupled with a share of Class B Common Stock and redeemed for, at the Issuer's election and subject to certain restrictions in the Fourth Amended and Restated Limited Liability Company Agreement of OneWater LLC (the “OneWater LLC Agreement”), newly-issued shares of Class A Common Stock of the Issuer on a one-for-one basis or for a cash payment to be determined pursuant to the OneWater LLC Agreement for each Common Unit redeemed. Additionally, in connection with the IPO, Auburn LLLP purchased 62,500 shares of Class A Common Stock at a purchase price of $12.00 per share.

Page 9 of 14 Pages

From time to time, the Issuer has issued restricted stock units to Mr. Singleton in connection with his service as the Chief Executive Officer of the Issuer, which units vest on an annual basis based on the grant date, subject to tax withholding.

 On March 3, 2020, Auburn LLLP purchased 21,974 shares of Class A Common Stock at a purchase price of $13.56 and 6,900 shares of Class A Common Stock at a purchase price of $14.95 in the open market with limited partnership funds. On March 9, 2020, Auburn LLLP purchased 10,003 Shares of Class A Common Stock at a purchase price of $9.95 in the open market with limited partnership funds. On March 10, 2020, Auburn LLLP purchased an additional 2,650 shares of Class A Common Stock at a purchase price of $8.33 in the open market with limited partnership funds.

On September 22, 2020, the Issuer elected to redeem the 12/24 Trust’s 69,290 Common Units and shares of Class B Common Stock for 69,290 shares of Class A Common Stock in a special redemption in connection with a secondary underwritten offering, in which offering such shares were sold.

On September 30, 2020, the Issuer elected to redeem 250,000 Common Units and shares of Class B Common Stock held by Auburn LLLP for 250,000 shares of Class A Common Stock. On December 10, 2021, Auburn LLLP sold 220,000 shares of Class A Common Stock in a private sale.

On March 25, 2021, Auburn LLLP distributed 37,029 Common Units and shares of Class B Common Stock to Mr. Singleton.

On September 30, 2021, the Issuer elected to redeem Auburn LLLP’s 477,344 Common Units and shares of Class B Common Stock for 477,344 shares of Class A Common Stock. On September 30, 2021, the Issuer elected to redeem the 12/24 Trust’s 345,678 Common Units and shares of Class B Common Stock for 345,678 shares of Class A Common Stock. On September 30, 2021, the Issuer elected to redeem the 12/30 Trust’s 476,261 Common Units and shares of Class B Common Stock for 476,261 shares of Class A Common Stock. On September 30, 2021, the Issuer elected to redeem Mr. Singleton’s 37,029 Common Units and shares of Class B Common Stock for 37,029 shares of Class A Common Stock.

ITEM 4.	PURPOSE OF TRANSACTION.

The Class A Common Stock described herein was acquired by the Reporting Persons for investment purposes. Other than the Singleton 10b5-1 Plan (defined below), the Reporting Persons have no present plans or proposals for disposition of the shares beneficially owned by them or for acquisition of additional shares. The Reporting Persons, however, expect to evaluate on a continuing basis their goals and objectives, other business opportunities available to them, and general economic and equity market conditions, as well as the Issuer’s business operations and prospects. Based on such evaluations, Mr. Singleton and the other Reporting Persons may change their plans and intentions and may determine to sell or otherwise dispose of some or all of the shares beneficially owned by them or to acquire additional shares. In addition, the Reporting Persons may, from time to time, transfer shares beneficially owned by them for tax or other economic planning purposes.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Page 10 of 14 Pages

ITEM 5.	INTEREST IN SECURITIES OF ISSUER.

The information set forth in Item 2, Item 3, Item 4 and Item 6 is hereby incorporated by reference in its entirety.

a.          Based on an estimate of 13,255,551 shares of the Issuer’s Class A Common Stock outstanding as of September 30, 2021, the shares of Class A Common Stock held by the Reporting Persons constitute an aggregate of 11.2% of the outstanding shares of Class A Common Stock of the Issuer. Please see row 13 of the applicable cover sheet to this Schedule 13D for each Reporting Person’s individual percentage ownership of the shares of Class A Common Stock of the Issuer.

Each Reporting Person disclaims beneficial ownership of the reported Class A Common Stock except to the extent of such Reporting Person’s pecuniary interest therein, and this statement shall not be deemed an admission that such Reporting Person is the beneficial owner of the reported Class A Common Stock for the purposes of Section 13(d) of the Act or any other purpose.

b.          With respect to the number of shares of Class A Common Stock as to which each Reporting Person has:

i.	sole power to vote or to direct the vote with respect to such shares, please see row 7 of the applicable cover sheet to this Schedule 13D for such Reporting Person;

ii.	shared power to vote or to direct the vote with respect to such shares, please see row 8 of the applicable cover sheet to this Schedule 13D for such Reporting Person;

iii.	sole power to dispose or direct the disposition of such shares, please see row 9 of the applicable cover sheet to this Schedule 13D for such Reporting Person; and

iv.	shared power to dispose or to direct the disposition of such shares, please see row 10 of the applicable cover sheet to this Schedule 13D for such Reporting Person.

c.           The information contained in Item 3 and Item 4 to this Schedule 13D is incorporated by reference herein. Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected transactions in the Class A Common Stock in the past 60 days.

d.          The right to receive dividends from, and proceeds from the sale of, the shares of Class A Common Stock held of record and/or beneficially owned by Auburn LLLP and Singleton LLC is governed by their respective limited partnership or limited liability company agreements and limited liability regulations, as applicable, of each of such entities, and such dividends or proceeds may be distributed with respect to such limited partnership or membership interests.

The right to receive dividends from, and proceeds from the sale of, the shares of Class A Common Stock held of record and/or beneficially owned by each of the Trusts is governed by will, testamentary and testate law.

e.           Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Item 2, Item 3, Item 4 and Item 5 is hereby incorporated by reference in its entirety.

Page 11 of 14 Pages

Mr. Singleton is a party to an Employment Agreement with OneWater LLC dated February 11, 2020 (the “Employment Agreement”). Among other things, the Employment Agreement provides for accelerated vesting of certain equity awards of Mr. Singleton in the event of his death. If such acceleration occurs, the equity awards would be settled in shares of Class A Common Stock.

On June 1, 2021, pursuant to Rule 10b5-1 of the Securities Exchange Act of 1934, as amended,  Mr. Singleton entered into a 10b5-1 sales plan (the “Singleton 10b5-1 Plan”), a form of which is filed as an exhibit hereto, with Truist Investment Services, which provides for the sale of up to 100,000 shares of Class A Common Stock, subject to certain price, volume and other restrictions. The amount and timing of any sales, if any, may vary and will be based on market conditions, share price and other factors.

In connection with a personal loan to Mr. Singleton, the 12/30 Trust previously entered into a pledge agreement, pursuant to which the 12/30 Trust granted to the lender a security interest in 476,261 Common Units and shares of Class B Common Stock held by the 12/30 Trust. Such pledge agreement and security interest were both terminated prior to September 30, 2021.

To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such Reporting Persons and any person with respect to any securities of the Issuer.

The descriptions contained in this Statement on Schedule 13D of the Employment Agreement and the Singleton 10b5-1 Plan are summaries only and are qualified in their entirety by the actual terms of each such agreement, which are incorporated herein by this reference. See Item 7 “Material to be Filed as Exhibits.”

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Description
7.1
Employment Agreement, dated as of February 11, 2020, between One Water Marine Holdings, LLC and Philip A. Singleton, Jr. (incorporated by reference to Exhibit 10.6 to the Registrant’s Current Report on Form 8-K, File No. 001-39213, filed with the Commission on February 18, 2020).

7.2	Form of Rule 10b5-1 Sales Plan of Austin Singleton, dated June 1, 2021.
99.1	Joint Filing Agreement, dated as of October 8, 2021, by and among the Reporting Persons.
99.2	Power of Attorney for Michelle Singleton, dated September 16, 2021.
99.3	Power of Attorney for Singleton Asset Management, LLC, dated September 16, 2021.
99.4	Power of Attorney for Auburn OWMH, LLLP, dated September 16, 2021.
99.5	Power of Attorney for Philip Singleton Irrevocable Trust, dated December 24, 2015, dated September 17, 2021.
99.6	Power of Attorney for Austin Singleton Irrevocable Trust, dated December 30, 2015, dated September 17, 2021.

Page 12 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of October 8, 2021

PHILIP AUSTIN SINGLETON, JR.

/s/ Philip Austin Singleton, Jr.

MICHELLE SINGLETON

/s/ Philip Austin Singleton, Jr., as Attorney-in-Fact for Michelle Singleton

AUBURN OWMH, LLLP,

By: Singleton Asset Management, LLC, in its capacity as general partner of Auburn OWMH, LLLP

/s/ Philip Austin Singleton, Jr., as Attorney-in-Fact for Michelle Singleton
Title: Manager

SINGLETON ASSET MANAGEMENT, LLC

/s/ Philip Austin Singleton, Jr.,
as Attorney-in-Fact for Michelle Singleton
Title: Manager

PHILIP SINGLETON IRREVOCABLE TRUST, DATED DECEMBER 24, 2015

/s/ Philip Austin Singleton, Jr., as Attorney-in-Fact for Scott Beville
Title: Co-Trustee

Page 13 of 14 Pages

AUSTIN SINGLETON IRREVOCABLE TRUST, DATED DECEMBER 24, 2015

/s/ Philip Austin Singleton, Jr., as Attorney-in-Fact for Scott Beville
Title: Co-Trustee

Page 14 of 14 Pages